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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WATSON WYATT & COMPANY HOLDINGS
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, Par Value $.01 Per Share,
(Title of Class of Securities)

942712100
(CUSIP Number of Class of Securities)

Walter W. Bardenwerper, Esq.
Vice President, General Counsel and Secretary
Hong Le Nguyen, Esq.
Counsel
Watson Wyatt & Company Holdings
1717 H Street, N.W.
Washington, D.C. 20006-3900
(202) 715-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Brian J. Lane, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036
(202) 955-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (as so amended, "Schedule TO") amends and supplements the statement originally filed on March 8, 2004 by Watson Wyatt & Company Holdings, a Delaware corporation ("Watson Wyatt"). This Schedule TO relates to Watson Wyatt's offer to purchase up to 3,600,000 shares or, if the aggregate purchase price for such shares would exceed $85,000,000, to purchase up to the number of whole shares equal to $85,000,000 divided by the per share purchase price, or such lesser number as are properly tendered and not properly withdrawn, of its Class A common stock, $.01 par value per share, at a price not greater than $25.25 nor less than $23.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Watson Wyatt's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2004 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

        This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

        The information contained in the Schedule TO and in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all the items of this Amendment No. 1 to Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

        Item 1 of the Schedule TO is hereby amended by restating both the eighth sentence of the response to the third question and the first sentence of the response to the eighteenth question under the caption "Summary Term Sheet" in the Offer to Purchase in their entirety as follows:

          "We will pay the Final Purchase Price in cash, without interest, promptly after expiration of the tender offer for all of the shares we purchase under the tender offer, even if some of the shares are tendered below the Final Purchase Price."

        All other references in the Schedule TO to the "Summary Term Sheet" of the Offer to Purchase shall be to such Summary Term Sheet as amended by this Amendment No. 1.

Item 2. Subject Company Information.

Regulation M-A Item 1002

        Item 2(b) of the Schedule TO is hereby amended by restating the last sentence of the third paragraph under the caption "Introduction" in the Offer to Purchase in its entirety as follows:

          "Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration of the tender offer."

        All other references in the Schedule TO to the "Introduction" of the Offer to Purchase shall be to such Introduction as amended by this Amendment No. 1.

Item 4 Terms of the Transaction.

Regulation M-A Item 1004

        Item 4(a) of the Schedule TO is hereby amended by deleting the words "as promptly as practicable" in the first sentence of the first paragraph under the caption "5. Purchase of Shares and Payment of Purchase Price" in the Offer to Purchase and replacing them with the word "promptly."

        All other references in the Schedule TO to "Section 5 Purchase of Shares and Payment of Purchase Price" of the Offer to Purchase shall be to such Section 5 as amended by this Amendment No. 1.

Item 11 Additional Information.

Regulation M-A Item 1011

1. Item 11(b) of the Schedule TO is hereby amended by the following changes to the Offer to Purchase:

    A. Section 1, Number of Shares; Proration.

          1. The last sentence of the fourth paragraph under the caption "Number of Shares; Proration" is restated in its entirety as follows:

            "We will return all shares tendered and not purchased pursuant to the tender offer, including shares tendered at prices in excess of the Final Purchase Price and shares not purchased because of proration or conditional tenders, to the tendering stockholders at our expense, promptly following the expiration date."

          2. The second paragraph under the subcaption "Odd Lots" is deleted in its entirety.

        All other references in the Schedule TO to "Section 1 Number of Shares; Proration" of the Offer to Purchase shall be to such Section 1 as amended by this Amendment No. 1.

        B. Section 3, Procedures for Tendering Shares. The first sentence of the first paragraph under the subheading "Return of Unpurchased Shares" is restated in its entirety as follows:

            "If any tendered shares are not purchased under the tender offer or are properly withdrawn before the expiration date, or if less than all shares evidenced by a stockholder's certificates are tendered, we will return certificates for unpurchased shares promptly after the expiration or termination of the tender offer or, in the case of shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to the stockholder."

        All other references in the Schedule TO to "Section 3 Procedures for Tendering Shares" of the Offer to Purchase shall be to such Section 3 as amended by this Amendment No. 1.

        C. Section 6, Conditional Tender of Shares. The fourth sentence of the second paragraph under the caption "Conditional Tender of Shares" is restated in its entirety as follows:

            "All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned promptly after the expiration date at our expense."

        All other references in the Schedule TO to "Section 6 Conditional Tender of Shares" of the Offer to Purchase shall be to such Section 6 as amended by this Amendment No. 1.

        D. Section 7, Conditions of the Offer.

          1. The second sentence of the first paragraph under the caption "Conditions of the Offer" is restated in its entirety as follows:

            "Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of or the payment for shares tendered, subject to Exchange Act Rule 13e-4(f), if at any time on or after the commencement of the tender offer and prior to the time of payment for shares (whether or not any shares have been accepted for payment) any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the tender offer or with acceptance for payment or payment for the shares in the tender offer:"

          2. The third bullet point on page 25 is deleted in its entirety.

          3. The sixth bullet point on page 25 is deleted and replaced in its entirety with the following bullet point:

    •
    "the last reported sale price of our Class A common stock on the New York Stock Exchange on the expiration date is less than $23.00;"

          4. The sixth sentence of the last paragraph of Section 7 is replaced in its entirety with the following:

            "We do not intend to terminate the tender offer for any other reason."

            All other references in the Schedule TO to "Section 7 Conditions of the Offer" of the Offer to Purchase shall be to such Section 7 as amended by this Amendment No. 1.

        E. Section 13, Certain United States Federal Income Tax Consequences.

          1. The title of Section 13 is amended by deleting the word "Certain" and replacing it with the word "Material."

          2. The first sentence of the first paragraph under the caption "Material United States Federal Income Tax Consequences" is amended by deleting the word "certain" and replacing it with the word "material."

          3. The first sentence of the last paragraph under the caption "Material United States Federal Income Tax Consequences" is deleted in its entirety.

        All other references in the Schedule TO to "Section 13 Material United States Federal Income Tax Consequences" of the Offer to Purchase shall be to such Section 13 as amended by this Amendment No. 1.

2. Item 11(b) of the Schedule TO is hereby amended by the following changes to the Letter of Transmittal:

        A. The paragraphs numbered 7 and 8 on page 6 of the Letter of Transmittal are restated in their entirety as follows:

          "7. Watson Wyatt will return at its expense all shares it does not purchase, including shares tendered at prices greater than the Final Purchase Price and not properly withdrawn and shares not purchased because of proration or conditional tenders, promptly following the expiration date;

          8. Watson Wyatt expressly reserves the right, in its sole discretion, to terminate the tender offer under the circumstances set forth in the Offer to Purchase, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the rights of a tendering stockholder to withdraw such stockholder's shares;"

        B. The following sentence from page 6 of the Letter of Transmittal is deleted in its entirety:

          "The undersigned has read, understands and agrees to all of the terms and conditions of the tender offer."

        All other references in the Schedule TO to the Letter of Transmittal shall be to such Letter of Transmittal as amended by this Amendment No. 1.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WATSON WYATT & COMPANY HOLDINGS
/s/ JOHN J. HALEY John J. Haley President and Chief Executive Officer

Dated: March 19, 2004

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 8, 2004.*
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(5)(i)	Press Release dated March 8, 2004.*
(a)(5)(ii)	Summary Advertisement.*
(a)(5)(iii)	Communication to Associates dated March 8, 2004.*
(b)	None.
(d)(i)	Form of agreement among Watson Wyatt & Company, Watson Wyatt & Company Holdings and employee directors, executive officers and significant stockholders restricting the transfer of shares, incorporated by reference to Registrant's Form S-3/A, Amendment No. 5 (File No. 333-94973), filed on September 14, 2000.
(d)(ii)	2001 Deferred Stock Unit Plan for Selected Employees, incorporated by reference to Registrant's Schedule 14A (File No. 001-16159), filed on October 5, 2001.
(d)(iii)	Compensation Program for Outside Directors, incorporated by reference to Registrant's Form S-8 (File No. 333-75502), filed on December 19, 2001.
(d)(iv)	2001 Employee Stock Purchase Plan, incorporated by reference to Registrant's Form Schedule 14A (File No. 001-16159), filed on October 5, 2001.
(d)(v)	2000 Long—Term Incentive Plan, incorporated by reference to Annex D of Registrant's Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-94975), filed May 25, 2000.
(d)(vi)	Form of note issued pursuant to Registrant's Common Stock Purchase Plan.*
(g)	None.
(h)	None.

* Previously filed as an exhibit to the Schedule TO.

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SCHEDULE TO
SIGNATURE
Index to Exhibits